File No. 70-8237




               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

               __________________________________


                Post-Effective Amendment No. 2 to

                            FORM U-1

                ________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

                     AEP GENERATING COMPANY
            1 Riverside Plaza, Columbus, Ohio  43215
           (Name of company filing this statement and
             address of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                     A. A. Pena, Treasurer
              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215
           (Names and addresses of agents for service)



     The undersigned American Electric Power Company, Inc., registered holding company ("AEP"), and AEP Generating Company, a subsidiary of AEP ("Generating"), hereby amend the Application or Declaration on Form U-1, as amended, in File No. 70-8237 as follows:
     1.   By adding the following paragraphs to ITEM 1 of said Form
U-1:
     Background
     "By Orders dated December 10, 1993 and August 24, 1994 in this file (HCAR Nos. 25943 and 26112), Generating was authorized to pay to AEP up to $16 million in dividends out of paid-in capital through December 31, 1997. To date, Generating has paid $13.5 million in such dividends.
     Generating represented in this file that, without further authorization from this Commission, Generating would not declare any dividend if at such time the retained earnings of Generating were less than $-0-.
     Generating also represented that, through December 31, 1997, upon effecting payment of any dividends and considering any increase in long-term or short-term debt, its percentage of common equity to total capitalization would not fall below 30%.
     Since its formation, Generating's business has consisted of the ownership and financing of its 50% interest in the Rockport Plant and, more recently, leasing of its 50% interest in Unit 2 of the Rockport Plant. Generating sells its power under long-term unit power agreements under which it is entitled to recover its full costs of service from its purchasers.
     Generating has unique capital requirements because it has both a guaranteed stream of revenue and is the beneficiary of a Capital Funds Agreement which was approved by this Commission in File No. 70-7584. Generating's guaranteed stream of income is the result of its contractual commitments to sell all of its energy produced to one nonaffiliated and two affiliated utilities pursuant its unit power agreements. Pursuant to these unit power agreements, Generating is entitled to recover its full cost of service from the purchasers. Recovery includes cost of operation, a return on common equity and a return on other capital net of temporary cash investments. Generating will be entitled to recover future increases in such costs, including increases in fuel and capital costs. Pursuant to the Capital Funds Agreement, AEP has agreed to provide cash capital contributions, or in certain circumstances subordinated loans, to Generating, to the extent necessary to enable Generating, among other things, to provide its proportionate share of funds required to permit continuation of the commercial operation of the Rockport Plant and to perform all of its obliga-tions, covenants and agreements under, among other things, all loan agreements, leases and related documents to which Generating is or becomes a party.
     As of March 31, 1997, Generating has cash and cash equivalents of $10,333,000 and accounts receivable of $18,835,000 from affili-ates. As of March 31, 1997, Generating has paid-in capital of $42,235,000. $20,000,000 of the outstanding $90,000,000 Series
1995 pollution control revenue bonds have been called for redemp-tion at 100% of their principal amount plus accrued interest on June 2, 1997 at the election of Generating. Generating continues to receive a stream of income from unit power agreements with one nonaffiliated and two affiliated utilities, described in the Form U-1 in this file, and to pay dividends to its parent from these retained earnings. Cash received from revenues exceeds expenses primarily because of the recovery of depreciation expense.
     Proposal
     Because Generating is entitled to recover its full costs of service under these unit power agreements, it has no other uses for its excess cash. Generating desires to have the flexibility to transfer such excess cash in the form of dividends to its parent.
     Generating now proposes to pay dividends out of paid in capital from time to time through December 31, 2002, to the full extent permitted by applicable corporate law. Generating also requests that it no longer be subject to the restriction that, in the payment of any dividend out of capital, its percentage of com-mon equity to total capitalization would not fall below 30%.
     Discussion
     Section 12(c) of the Public Utility Holding Company Act of 1935 (the "Act") makes it unlawful for any registered holding com-pany or subsidiary company thereof to declare or pay a dividend in contravention of rules or regulations or orders the Commission may prescribe "to protect the financial integrity of companies in holding company systems, to safeguard the working capital of public utility companies, to prevent the payment of dividends out of capital or unearned surplus, and to prevent the circumvention of the provisions of [the Act]." Rule 46(a) promulgated under the Act prohibits a registered holding company or subsidiary thereof from paying dividends out of capital or unearned surplus except pursuant to a declaration and order of the Commission. The payment of the dividend must be appropriate, in the public interest, and in the best interests of the security holders. See Allegheny Generating Company, HCAR 26579 (1996).
     Generating has outstanding installment purchase agreements relating to pollution control revenue bonds issued by the City of Rockport (File No. 70-7584). Under these agreements, there are minimum equity requirements, but there is an absolute limit on the issuance of debt (excluding pollution control bonds) by Generating to the extent of $80 million. Rather than relying on financial covenants, investors recognized Generating is a special purpose corporation. Its ability to pay its obligations is based on the unit power agreements and the Capital Funds Agreement. Thus, investors insisted that these agreements could not be changed with-out their approval as adequate protection of their investment. Thus, the interests of the security holders are protected.
     The consumers are benefitted by the ability of Generating to declare and pay such dividends because such payments result in a reduction in equity. This reduction correspondingly reduces the cost of capital and results in a reduction in Generating's monthly charge under the unit power agreements Generating to its wholesale customers.
     In light of the above discussion, Generating's proposal to pay dividends out of paid-in capital does not contravene the intent of section 12(c) of the Act. The payment of dividends out of other paid-in capital will not be detrimental to the financial integrity or working capital of Generating nor will it adversely affect the position of debt security holders.
     Therefore, Generating hereby requests authority to issue divi-dends out of other paid in capital through December 31, 2001 to the fullest extent of applicable law without restriction as to a ratio of debt to equity.
Compliance with Rule 54:
     Rule 54 provides that in determining whether to approve cer-tain transactions other than those involving exempt wholesale generators ('EWG') or foreign utility companies ('FUCO'), as de-fined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
     Rule 53(a)(1). Nanyang General Light Electric Co. Ltd. ('Nanyang'), an indirect subsidiary of AEP, is a FUCO. As of March 31, 1997, AEP, through its subsidiary, AEP Resources, Inc., and through AEP Resources' subsidiaries, AEP Pushan Power LDC, AEP Resources Delaware, Inc., had invested $12,120,000 in Nanyang.
This investment represents less than 1% of $1,540,440,000, the average of the consolidated retained earnings of AEP reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended March 31, 1997.
     Rule 53(a)(2). Nanyang will maintain books and records and make available the books and records required by Rule 53(a)(2).
     Rule 53(a)(3). No more than 2% of the employees of the opera-ting company subsidiaries of AEP will, at any one time, directly or indirectly, render services to Nanyang.
     Rule 53(a)(4).  AEP has submitted and will submit a copy of
Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating company subsidiaries.
     Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,540,440,000) represented an increase of approximately $32,481,000 (or 2.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,507,959,000); and (iii) for the year ended March 31, 1997, there were no losses attributable to AEP's investments in Nanyang.
     Rule 53(c). Rule 53(c) is inapplicable because the require-ments of Rule 53(a) and (b) have been satisfied."
2.   By amending ITEM 6 to supply the following:
     Balance Sheets as of March 31, 1997 and Statements of Income and Retained Earnings for the twelve months ended March 31, 1997, of Generating and American Electric Power Company, Inc. and its subsidiaries consolidated, together with journal entries reflecting the proposed transaction and a source of funds statement (to be filed by amendment).
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                            AMERICAN ELECTRIC POWER COMPANY, INC.
                                   AEP GENERATING COMPANY



                            By:   /s/ A. A. Pena
                                        A. A. Pena
                                        Treasurer


Dated:  June 9, 1997